UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 24 October 2016

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 562 9700
Fax   +27 11 562 9838
www.goldfields.com

DAMANG REINVESTMENT PLAN

Johannesburg, 24 October 2016: Gold Fields Limited (Gold Fields) (JSE, NYSE: GFI) is pleased to announce the Reinvestment Plan for the Damang Gold mine in Ghana which will extend the life of mine (LOM) by eight years from 2017 to 2024. The Reinvestment Plan, entails Gold Fields investing US$1.4bn (operating and capital expenditure) over the LOM. It will enhance the Group's presence in one of its key operating regions and will result in significant social benefits for Ghana, including the creation and preservation of 1,850 direct jobs.

Over the LOM, a total of 165Mt will be mined, with 32Mt processed at a grade of 1.65g/t, resulting in total gold production of 1.56Moz. Mining and processing costs are estimated to average US$3.60/t and US$16.25/t, respectively while all-in costs (AIC) are forecast to average US$950/oz. The benefits of the Development Agreement (signed between Gold Fields and the Government of Ghana in March 2016), have been key inputs into the Plan and enhances the economics of the project.

The Reinvestment Plan is based on mineral resource models that have been updated in 2016 and extensively reviewed both internally and by external consultants, namely SRK, Optiro and Rowley Geological Services (RGS).

Since operations at Damang commenced in 1997, the mine has produced in excess of 4.0Moz, sourced from multiple open pits. Production from the Damang Pit Cutback (DPCB) came to an end in 2013, and since then mining has focused on the margins of the Damang pit (the Huni, Juno and Saddle areas) as well as lower grade satellite deposits. The decline in production since 2013 has been exacerbated by variations in grade in the northern and southern extremities of the DPCB and the satellite pits where grades have been lower than expected.

Consequently, a strategic review of Damang commenced in 2015 which identified that Gold Fields should return to mining the higher grade core of the main Damang orebody. Evaluation work in 2015 and 2016 considered a number of options, including:
- Care and maintenance (C&M)
- Closure

Investor Enquiries

Avishkar Nagaser
Tel   +27 11 562 9775
Mobile   +27 82 312 8692
email   Avishkar.Nagaser@
         goldfields.com

Thomas Mengel
Tel   +27 11 562 9849
Mobile   +27 82 315 2832
email   Thomas.Mengel@
         goldfields.com

Media Enquiries

Sven Lunsche
Tel   +27 11 562 9763
Mobile   +27 83 260 9279
email   Sven.Lunsche@
         goldfields.com

Directors C A Carolus (Chair), N J Holland[†]** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), A Andani [#], K Ansah[#], P J Bacchus[†], T P Goodlace, A R Hill[‡], R P Menell, D M J Ncube, S P Reid^, Y G H Suleman, G M Wilson
^Australian, [†]British, [‡]Canadian, [#]Ghanaian, ** Executive Director
Company Secretary: MML Mokoka

- Continuing operations
- Expanding operations

Given the importance of the region to the Group and taking into account the benefits of the Development Agreement, Gold Fields has taken the decision to continue operations at Damang through the Reinvestment Plan. The Group will also retain the optionality to expand the operation should the gold price strengthen sustainably to above US$1,400/oz.

The Reinvestment Plan entails a major cut back to both the eastern and western walls of the DPCB. The cut back will have a total depth of 341m, comprising of a 265m pre-strip to access the base of the existing pit. This will be followed by a deepening of the pit by a further 76m which will ultimately provide access to the full Damang orebody including the high grade Tarkwa Phyllite lithology. To provide short term ore supply, while the Damang pre-strip is in progress, mining will continue at the Amoanda, and paleaoplacer satellite pits (Lima South, Kwesi Gap and Tomento East). In addition, the plant feed will be supplemented by low grade surface stockpiles.

Inclusion of the Damang cutback will result in a 72% increase in Proven and Probable Reserves to 1.68Moz (31.5Mt @1.65g/t) compared with the December 2015 figure.

Mining will be undertaken by two mining contractors, with negotiations currently at an advanced stage. At this stage, the contractors are expected to be mobilised early in 2017. A total of 165Mt will be mined over a 7-year period, with the majority of material coming from the Damang Complex (DCPB/Saddle). Of this 32Mt will be processed at a grade of 1.65g/t, resulting in 1.56Moz of gold production. Operational metrics for the project are summarised in the table below:

		2017	2018	2019	2020	2021	2022	2023	2024	LOM
Tonnes mined	Kt	32 500	36 900	33 200	24 500	15 200	13 300	9 300	0	165 000
Tonnes milled	Kt	4 200	3 450	4 200	4 200	4 200	4 200	4 250	3 600	32 300
Head grade	g/t	0.90	1.25	1.75	1.80	2.10	2.05	2.05	1.10	1.65
Gold production	Koz	110	125	220	225	265	250	260	115	1 565
Mining cost	US$/t	3.30	3.10	3.35	3.70	4.25	4.50	5.20	0.00	3.60
Processing cost	US$/t	15.95	17.75	15.95	15.95	15.95	15.90	15.65	17.40	16.25
AIC	US$/oz	2 265	1 730	1 025	930	660	675	605	800	950

Apart from the waste strip, the only other significant capital required is for the construction of the Far East Tailings Storage Facility (FETSF) as the existing tailings storage facility (TSF) is approaching full capacity. An interim 2.5m raise has commenced on the TSF, which will provide for an additional 3.6Mt tailings capacity and is due for completion by the end of November 2016. Stage 1 of the new FETSF is planned for completion by end-2017 and will provide 20Mt capacity. Further lifts of the FETSF will cater for all tailings for the new LOM. Only minor capital work will be required on the Damang Processing Plant, mostly due to replacement of the SAG Mill shell in 2018.

Figure 1 below illustrates the capex profile for the Damang Reinvestment Plan:



In addition to the attractive returns associated with the project, the Reinvestment Plan will result in significant social and fiscal benefits flowing into Ghana and, more importantly, the communities surrounding Damang.

Gold Fields estimates direct employment associated with the Reinvestment Plan of 1,850 people. Of this:

- 368 will be Gold Fields employees, 55% of whom will come from the adjacent communities;
- 90 will be on fixed term contracts, all from the catchment community; and
- Approximately 1,400 will be contractor employees, 60% of whom will come from local communities.

Assuming a dependency ratio in Ghana around eight dependents per direct mining job, the spin-off benefits of the new and retained jobs will be significant.

Investment in sustainable development projects is estimated to be US$5.0m over the eight-year period. This will be split between education (US$1.5m), health (US$0.2m), water and sanitation (US$0.7m), agriculture (US$1.6m) and infrastructure (US$1.0m).

Gold Fields has also commenced the tarring of the road between Damang and Tarkwa, estimated to cost US$17m, which is expected to have benefits for the mines as well as local stakeholders.

Enquiries

Investors
Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email : Avishkar.Nagaser@goldfields.com

Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 82 315 2832
Email: Thomas.Mengel@goldfields.com

Media

Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email : Sven.Lunsche@goldfields.com

ends

Notes to editors

About Gold Fields

Gold Fields Limited is an unhedged, globally diversified producer of gold with eight operating mines in Australia, Ghana, Peru and South Africa with attributable annual gold production of approximately 2.0 million ounces. It has attributable Mineral Reserves of around 46 million ounces and Mineral Resources of around 102 million ounces. Attributable copper Mineral Reserves total 532 million pounds and Mineral Resources 5,912 million pounds. Gold Fields has a primary listing on the JSE Limited, with secondary listings on the New York Stock Exchange (NYSE) and the Swiss Exchange (SWX).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated:24 October 2016

By:	/s/ Nicholas J. Holland
Name:	Nicholas J. Holland
Title:	Chief Executive Officer